FP: **truCrowd**

NR | NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE COMPANY

1.   Name of issuer: NuuRez Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

NuuRez Inc

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Noelle Randall Dates of Board Service: 12/2019 to present
Principal Occupation: President
Employer: FDR Horizon Enterprises, LLC Dates of Service: 01/2014 to present
Employer's principal business: 15601 Dallas Pkwy #900 Addison, TX. 75001

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

President, CEO - Dates of Service: 12/2019 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Homevantage Mortgage
Employer's principal business: Austin, TX
Title: Vice President of Operations Dates of Service: 5/2018 to 9/2018
Responsibilities: Manage all mortgage operations for company

Employer: Movement Mortgage
Employer's principal business: Norfolk, VA
Title: Community Leader Dates of Service: 1/2017 to 05/2018
Responsibilities: Direct and manage mortgage loan fulfillment center employees

Employer: Pacific Union Financial
Employer's principal business: Dallas, TX
Title: Vice President, Operations Dates of Service: 3/2014 to 12/2016
Responsibilities: Manage over 100 loan operations employees

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Noelle Randall Dates of Service: 12/2019 to present

Title: President, CEO
Responsibilities: Manage property acquisition efforts, direct marketing for company and all hiring activities

Name: George Steir

Title: Vice President Dates of Service: 12/2019 to present
Responsibilities: Manage property acquisition efforts, direct marketing for company and all hiring activities

NUUREZ INC.
THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No prior positions held

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Kaman
Employer's principal business: Bloomfield, CT
Title: Engineer   Dates of Service:7/1994 to present
Responsibilities: environmental and process engineer

Name: Khaleel Steir

Title: Chief Operations Officer   Dates of Service: 12/2019 to present
Responsibilities: Research and analyze real estate property, create report and make recommendations on acquistion

Employer: LCB Senior Living
Employer's principal business: Bloomfield, CT
Title: Server   Dates of Service: May 2016-April 2017
Responsibilities: Handle requests of assisted-living residents, providing services such as food, medication and other essentials

Employer: Homegoods
Employer's principal business: Windsor, CT
Title: Forklift Driver   Dates of Service:March 2017-Nov 2017
Responsibilities: Operate and manage forklift to transfer construction materials, as well as operate heavy equipment inside of full-service distribution warehouse

Employer: Movement Mortgage
Employer's principal business: Norfolk, VA
Title: Processor   Dates of Service: Dec 2017-Mar 2019
Responsibilities: Review and process mortgage loan applications by gathering required documentation from loan applicants and other third-party sources

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Noelle Randall	10,000,000 Shares of Common Stock	**100%**

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

NUUREZ INC.
THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Nuurez
Live In Style With No Strings Attached

What Is Nuurez All About?

Nuurez, Inc. is the next generation in residential options —a disruptor like no other.

Nuurez provides total freedom for those who are seeking a life where they can live where they want when they want with no strings attached. In addition, customers of Nuurez can add a new income stream to their lives that once seemed improbable if not impossible. A Nuurez rental property can be listed on Airbnbor any of the myriad of the other similar websites by the Nuurez renter, even though they don't own the property that they're living in. Nuurez will even help its rental customers list their homes and teach them how to do it.

Nuurez, Inc. is seeking investors who not only wish to cash in on this totally new type of residential solution but who also may want to reap additional income from their own properties. Nuurez will prioritize assistingselect investors in listing their propertieswhenever they like. This Nuurez investor class is called Affiliate Investors.

Peer-to-Peer Living Solutions & The Sharing Economy

The sharing economy, led by such companies as Airbnb, Uber, Ebay, and even to a large extent Amazon, is an economic model that uses a peer-to-peer (P2P) method of acquiring, providing, or sharing access to goods and services by and between individuals. Transactions between users are facilitated by a community-based on-line platform. The key to success in the sharing economy is all about connecting "those who need the thing" to "those who have the thing" in an easy and convenient manner.

The concept peer-to-peer home rentals, where people rent homes or spaces directly from others on a temporary basis through a centralized platform, was popularized in 2008 with the launch of Airbnb.

Through Airbnb's online platform, millions of hosts and travelers can create free accounts, then list and book spaces and unique accommodations anywhere in the world. Additional companies such as Home Away and VRBO (Vacation Rentals By Owner) pioneered this concept in the 90's

FP: truCrowd

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

NUUREZ INC. THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

and early 2000's with vacation homes and condos exclusively, but Airbnb took it to the next level adding individual or shared rooms as well as unique home experiences to their platform.


SHARING ECONOMY

The Problem–Today's Home Sharing Industry Is Missingthe Biggest Potential Market

The largest single generation in US history-Millennials- is not buying homes. Affordability, high student debt and less loan availability are just a few of the reasons that Millennials aren't buying homes at the rate of previous generations. Urban Institute reports that in 2015 only 37% of Millennials owned a home – a full eight percentage points lower than Generation X and Baby Boomers at the same age. The problem is getting worse as more Millennials finish college with no savingsonly to then to enter the workforce and make low entry-level earnings. In addition, Millennials are not finding long-term work and are turning to the short-term (and often unpredictable) "gig" economy. Mom and Dad's basement is the solution most select but is very unappealing.

The Airbnb solution is designed primarily for short-term travelers and not extended stays. Apartments were the solution in the past for non-homeowners, but many Millennials neither have credit nor are prepared to commit to one-year leases. Home sharing is also a rapidly growing sector and supply is being outstripped by demand even for travelers.

Nuurez is taking this concept of home sharing and temporary home rentals a step further. The company is now purchasing and leasing a series of unique properties in prime Airbnb and other territories that are highly attractive to both travelers and Millennials. These properties include small garden apartments, multi-family homes and motels which Nuurez will modernize. The company is targeting travel friendly states like Florida along with other Gulf states such as Texas, Mississippi (Casinos) and Alabama.

NuuRez Inc.
THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuurez - An Alternative Residential Solution and Income Source

Nuurez offers a tremendous solution for extended stay prospects such as Millennials and for the ever-growing demand by travelers seeking more home-like lodging solutions. In addition, Nuurez renters, primarily Millennials, will be allowed to provide temporary housing for travelers in their Nuurez residence allowing them to earn extra income – an option not generally allowed by most apartments (not to mention Mom and Dad).

Nuurez will purchasing and/or lease locations such as small but high-quality garden apartments, multi-family homes as well as motels which will be upgraded and styled to appeal to the discerning. Nuurez will also work with its own investors who wish to provide their homes or properties for home sharing. We call these our Affiliate Investors. Nuurez will manage those AffiliateInvestor properties and rent them on a priority basis to help our Affiliate Investors earn additional-income.



What Is the Math? This Is the Real Story

Brian Page, the leading authority on the home sharing boom having trained thousands of people to take advantage of the "Airbnb phenomenon", states that one can rent a home or apartment and turn around and make a 300% return. The math is simple. A typical rental property costs $40 a night. In most places across the US one can home share their property on Airbnb for $140 dollars/night. Even at a 70% occupancy rate one can easily enjoy a 300% return.

NuuRez Inc

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

The Nuurez Formula Is Simple

The wide-open opportunity here is the consolidation of available properties for the sole purpose of providing these properties to Millennials and travelers. Because Nuurez can list these properties on sites like Airbnb, Home Away and VRBO, the company has virtually NO advertising costs, NO income collection costs save credit card processing fees, (everything is prepaid and collected by the websites), and NO personnel headaches of manning a reservations service since Nuurez will outsource that function to companies like Guesty, the leading booking platform for accommodations.


airbnb

No Competition –Rapid Acquisition

Every major growth area in any sector (computers, Internet, social networks, etc.) involves those companies that consolidate the most in demand aspect of that trend. Home sharing involves the need for properties. The key is to gain control of as many bargain properties before other competitors form up to duplicate the activity.

The Movement

The secret sauce behind the Nuurez approach involves its "Affiliate Investors". These are the people who invest $5000 or more in Nuurez to benefit from the company's growth but also to have Nuurez manage their properties for additional income. This creates an army of property owners invested ina true movement. What is the Movement? Thousands of Nuurez participants providing accessible residences that enabletrue location mobility and freedom to those who need it.

NUUREZ INC.
THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



How Big Is the Opportunity?

Spurred primarily by the growth of Uber and Airbnb, the sharing economy, which stood at $14 billion in 2014, is forecasted to reach $335 billion by 2025. There were 44.8 million adults using sharing economy services in the United States in 2016. This figure was forecast to increase to 86.5 million by 2021. With an estimated 2018 valuation of over $53 to $65 billion, Airbnb alone is valued more highly than several of the biggest individual hotel chains.

Nuurez is targeting both the Millennial generation as well as frequent travelers. By analyzing U.S Census data it has been found that in 2016 there were an estimated 71 million Millennials. In 2018, U.S. travelers took 463.6 million domestic business trips. This figure was forecasted to rise to 493.7 million by 2022. The travel industry in the United States is a growing one.

The Business Model -- The Action Plan

The business model is very simple. Acquire direct or indirect control of target properties then purchase, lease or partner with Affiliate Investors to make those properties available. The initial focus of Nuurez activities will involve Florida and other Gulf states such as Texas, Louisiana, Mississippi and Alabama. The target properties will include small single-family garden apartments, multi-family homes and motels. Finally, Nuurez will provide a money-making opportunity to any of its investors who place $5000 in the company and want to use Nuurez to place visitors in properties that they control.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuurez will then aggressively post the properties for sharing on sites such as Airbnb, Home Away and VRBO. Once the Company has consolidated its initial gains in its phase one territories, it will expand operations to additional states in the southeast.

When this initial fundraising is complete Nuurez will immediately begin a Regulation A+ round of fundraising with a target of $50 million to be used primarily for property acquisition. Nuurez is currently working with a group of top internet marketers with tremendous experience in generating prospects and raising funds for businesses.

The Visionary

Noelle Randall, is all about growth. She has been a thriving entrepreneur for over 20 years and is a successful real estate investor, renowned mentor, author and speaker. Her diverse business experience has been instrumental in her personal success as well as the success of countless real estate professionals throughout the United States whom she has trained. Noelle is an MBA with 2 master's degrees, (Baylor & Penn State), and is also co-founder of FDR Horizon Enterprises, LLC, a private real estate equity investment firm and managing entity of major retail brands.



FP: truCrowd

NUUREZ INC. THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Short Term Company Projections

Nuurez believes in full transparency and that includes the belief that few new companies can accurately predict their economic results later than 18 months. Nuurez therefore will provide its company goals on a quarterly basis beginning on June 1st, 2020.

Direct Controlled Properties	Q3 20	Q4 20	Q1 21	Q2 21	Q3 21	Q4 21
# of Doors	200	450	1000	1500	2250	3250
Net Rental Income	700K	1.57M	3.5M	5.25M	7.87M	11.37M
Operations Expense	260K	471K	1.05M	1.57M	2.34M	3.4M

Affiliate Controlled Properties						
# of Homes	100	300	600	1000	1500	2250
Net Rental Income	81K	243K	486K	810K	1.2M	1.8M

Nuurez – Live In Style With No Strings Attached

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Operations Expense	8K	24K	48K	81K	120K	180K
Total Net Profit	513K	1.318M	2.88M	4.4M	6.54M	9.59M

_____

Totally New Type of Investor Opportunity

Nuurez continues to break many business norms by making Investor earnings a major priority for the company. First, Nuurez management wants to distribute MORE profits to the investors than management receives. The investor pool generated through this offering shall receive sixty (60) percent of quarterly profits that are distributed by Nuurez.

The investor distributions are planned to begin at the end of the third quarter of 2020 and then continue on a quarterly basis. Affiliate investors who earn money through property management are paid monthly for revenues earned the prior month.



OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
10,000 Shares of Common Stock at $1.00 per Share			
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

These are the risks that relate to the company:

- negative publicity; or
- high delinquency

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We may fail if our c• Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• This is a brand-new company. We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• We compete with other companies. A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of Noelle Randall, George Steir, and Khaleel Steir. Each has a different skill set. Noelle and Khaleel are currently working for the company full-time. George has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **We could become subject to regulation.** Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

• **We are selling convertible notes.** The convertible notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

FP: truCrowd

NUUREZ INC. THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

As a new company we have a limited operating history. The Company was organized December 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers/tenants
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Delinquency risks. The Company will rent residential real estate to qualified tenants. There can be unforeseen changes in the performance of the tenants, property damage, or we could have too many tenant delinquencies. Longer-term, we are diversifying our offering by focusing increasingly on property acquisition and new lease terms, in order to attract well-qualified tenants with good rental pay histories.

The general adoption of new models cannot be assured. The Company's "tenant model" is new and will be subject to social, economic, and consumer adoption. The success of the Company will depend on the amount of tenants interested in our residential living model which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a topdown adoption from businesses. It is impossible to predict the adoption rate of the end customer due to the risk that our properties will not be commercially adopted.

Failure to adapt to changes may render our business model obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or property options, our business model and processes may become obsolete. Our future success will depend in part on our ability to:
- fully develop and market the benefits of our business model (residential property);
- develop and grow business model and processes that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our properties and lease offerings. The effective performance, reliability and availability of our business model and property lease options are critical to our reputation and our ability to attract and retain property owners and tenants (customers). If we do not continue to make investments in property acquisition and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our properties and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new properties and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience poor consumer reviews with respect to our tenant-hosts, which would harm our business and reputation and expose us to potential liability. Our new model of allowing tenants to list their "unit" on AirBNB and other like sites in an effort to make a profit includes inherent risk. We do not control the service level, cleanliness or hospitality standards of the properties "run" by our tenants. Further, our model relies heavily on unrelating technology platforms, primarily AirBNB, which we do not own or control. AirBNB may in the future contain undetected errors, unreliable service, technology defects. In addition, we, or our customers, may experience poor service from our tenant hosts. Defects in our technology partners, errors or delays in service, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of financial resources;
- loss of customers;

Competitors develop and deploy superior properties with more advantageous benefits for tenant prospects. As the market for short-term rental properties and related services grows, we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer properties individually to fill the growing demand. We must compete with established rental communities. Several companies offer flexible leases and furnished apartments that compete with our product. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. Moreover, if established apartment communities (property management companies/owners) simply begin to adopt our model, the demand for our properties would be decreased. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes to bring competitive new solutions and services to market in a timely fashion. The market for short-term furnished real estate and unfurnished apartment units is intensely competitive, dynamically evolving and subject to real estate market fluctuations. Maintaining high levels of occupancy will require a consistent and strategic marketing approach. Predicting market changes is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or properties on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that tenant consumers will be open to living in a community wherein other units are being used by short-term tenants.

Other economic and public health conditions in the markets in which we operate, including higher unemployment rates, rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other properties, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by economic recession, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our properties during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our units, increase our promotional spending, or take other steps to encourage consumer demand. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

FP: ▲ truCrowd

NR | NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Operational risks. Real estate supply, especially multi-unit properties available for lease or sale is not entirely controllable. First, supply of suitable property could fall short based on the current market and economy. Second, qualified staff to manage residential proeprty is unpredictable and qualified applicants with specific licensing and experience could prove challenging. If any of our recruiting efforts or company benefits are not competitive in the market, finding the appropriate staff were to change product offerings, cease actively supporting our employees, failure to update and enhance employment opportunities and benefits to keep pace with changing industry standards.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The real estate market is subject to macroeconomic pressures. In an economic down-turn, unemployment may rise and cause tenant to go delinquent on their rental payments. Our properties are vacation rentals in many areas and may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 10 million Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

NUUREZ INC. THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

To obtain funding for operations, acquisitions, and meet staff requirements for starting and growing our operations. Additionally, capital raised be used directly to purchase multi-unit apartments, fund renovations and ready properties for occupancy. Nuurez Inc will provide flexible and unique leasing options and the properties will include amenities attractive to vacation and business travelers.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Staffing	$500.00	$50,000.00
Product Packaging	$200.00	$20,000.00
Marketing	$2,000.00	$200,000.00
Equipment	$2,500.00	$300,000.00
Events & Travel	$1,000.00	$100,000.00
Retaining/Hiring Staff	$3,000.00	$300,000.00
Office Overhead & Misc.	$0.00	$14,400.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of Common Stock at $1.00 per Share

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

FP: truCrowd

NUUREZ INC. THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:	10,000,000	10,000,000	☑ Yes ☐ No	☐ Yes ☐ No
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



Low Bound $ 7,173,000

Pre-money valuation $ 12,132,770

High Bound $ 17,093,000

5 Valuation Methods

$ 6,321,541 Scorecard	$ 3,906,667 Checklist	$ 16,054,068 Venture Capital	$ 2,683,210 DCF with LTG	$ 51,447,262 DCF with Multiples

Method weights

| 30% | 30% | 16% | 12% | 12% |

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%). The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The equidam valuation was calculated at pre money $12,132,770.

The company has elected to go with a more conservative valuation of **$10,000,000**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

No material debt.

25. What other exempt offerings has the issuer conducted within the past three years?

No other exempt offerings conducted within the past 3 years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.
No to all.

FP: truCrowd

NUUREZ INC. THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company is newly formed, and has allocated $9,250 from founder contributions on platform development, financing, office, supplies, and general overhead expenses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Accessed by from 68.68.214.255:56535

NuuRez Inc.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

R E V I E W E D F I N A N C I A L S T A T E M E N T S

Nuu Rez, Inc.
For the One Month Ended November 30, 2019
With Independent Accountant's Review Report

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

NUU REZ, INC.

Financial Statements

For the One Month Ended November 30, 2019

Contents

Accessed by from 68.68.214.255:56535

NUUREZ INC. THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Nuu Rez, Inc.

I have reviewed the accompanying financial statements of Nuu Rez, Inc., which comprises the balance sheet as of November 30, 2019, and the related statement of income, changes in stockholders' equity, and cash flow for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
December 12, 2019

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

(This page intentionally left blank.)

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuu Rez, Inc.

Balance Sheet

	November 30, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Online Platform *(work in-process)*	2,000
Total assets	$ 2,000
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade Payables	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Stockholders' equity:	
Common Stock, no stated value *(note 3)*	
Authorized, Issued and outstanding Shares – 10,000 ,000	11,250
Retained deficit	(9,250)
Total Stockholders' equity	2,000
Total liabilities and stockholders' equity	$ 2,000

See Independent Accountant's Review Report.

FP: truCrowd

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuu Rez, Inc.

Statement of Operations
For the One Month Ended November 30

	2019
Revenue	$ -
Expenses:	
Financing costs	8,500
Office expense	250
Supplies	100
Website hosting	400
Total operating expenses	9,250
Net Loss	**$ (9,250)**

See Independent Accountant's Review Report.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuu Rez, Inc.

Statements of Changes in Stockholders' Equity

	Common stock no stated value	Retained Deficit	Total
Balance at December 31, 2018	$ -	$ -	$ -
Plus: Stockholders' Contributions	11,250	-	11,250
Less: Net income	-	(9,250)	(9,250)
Balance at November 30, 2019	$ 11,250	$ (9,250)	$ 2,000

See Independent Accountant's Review Report.

6

FP: truCrowd

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Nuu Rez, Inc.

Statements of Cash Flows

	November 30, 2019
Operating activities	
Net Income	**$ (9,250)**
Increase (decrease) in trades payables	**-**
Net cash used by operating activities	**(9,250)**
Investing activities	
Property and equipment	**(2,000)**
Net cash used in investing activities	**-**
Financing activities	
Proceeds from capital contribution	**11,250**
Net cash provided by financing activities	**11,250**
Net increase in cash and cash equivalents *(note 1)*	**-**
Cash and cash equivalents at beginning of year	**-**
Cash and cash equivalents at November 30, 2019	**$ -**

Accessed by from 68.68.214.255:56535

See Independent Accountant's Review Report.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuu Rez, Inc.
Notes to Financial Statements
November 30, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Nuu Rez, Inc., (Nuurez or the Company) is a development stage Florida corporation. Nuurez is taking the concept of home sharing and temporary home rentals a step further. The Company business model is to acquire direct or indirect control of target properties then purchase, lease or partner with Affiliate Investors to make those properties available. The initial focus of Nuurez activities will involve Florida and other Gulf states such as Texas, Louisiana, Mississippi and Alabama. The target properties will include small single-family garden apartments, multi-family homes and motels. Finally, the Company will provide a money-making opportunity to any of its investors who place $5,000 in the Company and want to use Nuurez to place visitors in properties that they control.

Nuurez will then aggressively post the properties for sharing on sites such as Airbnb, Home Away and VRBO. Once the Company has consolidated its initial gains in its phase one territories, it will expand operations to additional states in the southeast.

Transactions between users are facilitated by a community-based on-line platform. The key to success in the sharing economy is all about connecting "those who need the thing" to "those who have the thing" in an easy and convenient manner.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

FP: truCrowd

NR NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Nuu Rez, Inc.
Notes to Financial Statements (continued)
November 30, 2019

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Florida state jurisdiction. The tax benefit asset for federal taxes is $1,850 and state taxes is $509, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, December 12, 2019, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through December 12, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer?
         ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking?
         ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities?
         ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: ▲ truCrowd

NR | NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: Nuurez.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between Nuurez Inc. ("Seller") and_____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Nuurez Inc. (the "Company"), a Florida Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be one dollar and zero cents ($1.00) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
   (c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.
   (d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.
   (e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to One Dollar and 00/100 ($1.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

   i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

FP: truCrowd

NUUREZ INC.
THE NUU WAY TO LIVE

NuuRez Inc
4700 Millenia Blvd, Suite 175
Orlando, FL 32839

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
    Name _____
    Email _____

    (b) If to Seller:
    Name: Noelle Randall
    Email: noelle@fdrhorizon.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

NUUREZ INC.
THE NUU WAY TO LIVE

OFFERING STATEMENT

10,000 Shares of Common Stock at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

PURCHASER:

_____

_____
(Name)

_____
(Position)

SELLER:

_____

_____
(Name)

_____
(Position)